UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 28, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Press Release: Siemens plans to delist its ADRs from NYSE

Signature page

Key figures Q1 20141, 2

(preliminary and unaudited; in millions of €, except where otherwise stated)

Volume	Q1 2014	Q1 2013	Actual	% Change Adjusted[3]
Continuing operations
Orders	20,836	19,173	9%	12%
Revenue	17,325	17,925	(3)%	(1)%

Profitability and Capital efficiency	Q1 2014	Q1 2013		% Change
Total Sectors
Adjusted EBITDA	2,249	2,148		5%
Total Sectors profit	1,789	1,560		15%
in % of revenue (Total Sectors)	10.2%	8.6%
Continuing operations
Adjusted EBITDA	2,449	2,239		9%
Income from continuing operations	1,386	1,150		21%
Basic earnings per share (in €)[4]	1.61	1.34		20%
Return on capital employed (ROCE (adjusted))	18.0%	14.9%
Continuing and discontinued operations
Net income	1,457	1,214		20%
Basic earnings per share (in €)[4]	1.70	1.42		20%
Return on capital employed (ROCE (adjusted))	18.6%	14.5%

Capital structure and Liquidity	December 31, 2013		September 30, 2013
Cash and cash equivalents		8,885		9,190
Total equity (Shareholders of Siemens AG)		29,856		28,111
Adjusted industrial net debt		2,998		2,805
	Q1 2014		Q1 2013
Continuing operations
Free cash flow		(658)		(1,416)
Continuing and discontinued operations
Free cash flow		(699)		(1,395)

	December 31, 2013		September 30, 2013
Employees	Continuing operations	Total[6]	Continuing operations	Total[6]
Employees (in thousands)	360	364	362	367
Germany	117	118	118	119
Outside Germany	243	246	244	248

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow; Adjusted EBITDA; and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP.

2	October 1, 2013 – December 31, 2013.

3	Adjusted for currency translation and portfolio effects.

4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2014 and 2013 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 844,115 and 845,527 shares, respectively.

5	Calculated by dividing adjusted industrial net debt as of December 31, 2013 and 2012 by annualized adjusted EBITDA.

6	Continuing and discontinued operations.

A Sound Start to Fiscal 2014

Joe Kaeser, President and Chief Executive Officer of Siemens AG

“We delivered a sound quarter to start our fiscal year. As expected, market conditions were not in our favor. We continue to focus on our productivity program for the year, and on the actions we will take beyond 2014.”

Financial Highlights:

•	Siemens delivered solid results in the first quarter, even though strong currency effects held back volume and income development.

•	Orders for the first quarter rose 9% year-over-year, to €20.836 billion, while revenue came in 3% lower, at €17.325 billion. On an organic basis, excluding currency translation and portfolio effects, orders were up 12% and revenue was just 1% below the prior-period level.

•	Total Sectors profit rose 15%, to €1.789 billion, highlighted by a strong performance in Infrastructure & Cities, and income from continuing operations climbed 21%.

•	Net income and basic earnings per share (EPS) for the first quarter rose 20% year-over-year, to €1.457 billion and €1.70, respectively.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities	13

Outlook	13

Notes and Forward– Looking Statements	14

Financial Media:

Alexander Becker

Phone: +49 89 636-36558

E-mail:

becker.alexander@siemens.com

Wolfram Trost

Phone: +49 89 636-34794

E-mail:

wolfram.trost@siemens.com

Siemens AG,

80333 Munich, Germany

Earnings Release Q1 2014 October 1 to December 31, 2013 Munich, Germany, January 28, 2014

Siemens      2

Orders and Revenue

Large orders, strong headwinds from currency translation

Orders rose 9% compared to the first quarter a year ago, on a higher volume from large orders, while revenue came in 3% lower. The euro was stronger against all major currencies compared to a year earlier, which took five percentage points from order growth and four percentage points from revenue development. On a comparable basis, excluding currency and portfolio effects, orders rose 12% and revenue declined 1% year-over-year. The book-to-bill ratio for Siemens overall was 1.20. The order backlog (defined as the sum of the order backlogs of the Sectors) again reached the record level of €102 billion.

Rail and wind orders drive double-digit organic growth

Infrastructure & Cities led the Sectors in order growth with a €1.6 billion subway order. Industry orders also rose on major contract wins, while lower orders in Energy and Healthcare included negative currency effects.

Orders rose strongly in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME), including the subway order and two large wind farms. A large onshore wind order drove growth in the Americas, while orders in Asia, Australia included double-digit growth in China. Globally, emerging markets grew faster than orders overall, at 21%, and climbed to €8.486 billion, representing 41% of total orders for the quarter. Organic orders in emerging markets rose 27% year-over-year.

Organic revenue nearly level, strong currency effects

Infrastructure & Cities delivered 5% revenue growth year-over-year due in part to its acquisition of Invensys Rail between the periods under review. The other Sectors posted declines. On a comparable basis, excluding the currency effects mentioned above, first-quarter revenue rose 1% in Healthcare, was stable in Industry, and came in 4% lower in Energy.

First-quarter revenue declined in the Americas and Europe/CAME, while a double-digit increase in China kept revenue in Asia, Australia level with the prior-year period. Emerging markets reported a 4% decline year-over-year and accounted for €5.691 billion, or 33%, of total revenue for the quarter. Organic revenue growth in emerging markets was 1% for the quarter.

Book-to-Bill ratio

1.07
1.19
1.10
0.99
1.20
19,173
17,925
21,235
17,779
20,932
19,009
21,011
21,168
20,836
17,325
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Q1 2014

Figures in millions of €

Orders Revenue Book-to-Bill ratio

Orders & Revenue

12%
9%
27%
21%
(1)%
(3)%
1%
(4)%
19,173
20,836
7,023
8,486
17,925
17,325
5,951
5,691
Orders
therein: Emerging markets
Revenue
therein: Emerging markets

Figures in millions of €

Q1 2013 Q1 2014 Actual change Adjusted change

Orders & Revenue by Region

Orders
15%
13%
12%
12%
10%
6%
28%
26%
6%
1%
23%
23%
10,021
11,322
2,821
3,165
5,349
5,674
3,327
4,182
3,803
3,840
1,534
1,892
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
Revenue
0%
(1)%
1%
1%
(5)%
(9)%
(7)%
(9)%
5%
0%
11%
11%
9,441
9,303
2,580
2,614
5,111
4,642
3,540
3,221
3,373
3,379
1,333
1,481

Figures in millions of €

Q1 2013 Q1 2014 Actual change * Commonwealth of Independent States
Adjusted change (throughout excluding currency translation and portfolio effects).

Orders & Revenue by Sector

Orders
3%
(2)%
4%
(3)%
10%
8%
45%
45%
7,372
7,217
3,286
3,199
4,289
4,611
4,364
6,323
Energy
Healthcare
Industry
Infrastructure & Cities
Revenue
(4)%
(8)%
1%
(5)%
0%
(2)%
4%
5%
6,303
5,782
3,252
3,094
4,411
4,319
4,141
4,364

Figures in millions of €

Q1 2013 Q1 2014 Actual change
Adjusted change

Siemens      3

Income and Profit

Infrastructure & Cities drives Total Sectors profit improvement

First-quarter Total Sectors profit rose to €1.789 billion, up from €1.560 billion a year earlier, which included €50 million in charges associated with the “Siemens 2014” program. This improvement was due to the Infrastructure & Cities Sector, where profit climbed to €330 million from €141 million a year earlier on a solid performance across the Sector’s Businesses. For comparison, profit in Infrastructure & Cities a year earlier was burdened by €116 million in project charges related mainly to high-speed trains. Profit in Energy also rose, to €506 million from €410 million in the prior-year period, which was burdened by a €157 million loss in the Sector’s solar business and €46 million in charges related to compliance with sanctions on Iran. Charges related to grid connection projects were €67 million in the current period and €28 million a year earlier. Healthcare profit came in at €471 million compared to €503 million a year earlier. Profit at Industry was also lower year-over-year at €482 million, down from €506 million in the prior-year quarter. These decreases include burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013.

Higher Total Sectors profit lifts net income

Income from continuing operations rose to €1.386 billion, up from €1.150 billion a year earlier. The increase year-over-year was driven primarily by higher Total Sectors profit and to a lesser extent was also supported by overall improvement outside the Sectors, particularly including considerably higher disposal gains at Siemens Real Estate (SRE) year-over-year. First-quarter net income increased to €1.457 billion, up from €1.214 billion a year earlier, and corresponding basic EPS rose 20% to €1.70 compared to €1.42 in the prior-year period.

Within these numbers, income from discontinued operations was €71 million, up from €64 million a year earlier. While income from discontinued operations in the current period benefited from a positive €65 million tax effect related to former Communications activities, the prior-year period included income from discontinued operations of €79 million related to OSRAM.

The sale of the Water Technologies Business Unit closed shortly after the end of the first quarter with a preliminary consideration of €0.6 billion. This transaction is not expected to result in significant effects on income from discontinued operations in coming quarters, but will result in a net cash inflow in the second quarter of fiscal 2014.

Siemens      4

Cash, Return on Capital Employed (ROCE) (adjusted), Pension Funded Status

First-quarter Free cash flow improves year-over-year

First-quarter Free cash flow from continuing operations improved to a negative €658 million compared to a negative €1.416 billion a year earlier. The current quarter included a build-up of operating net working capital totaling €1.4 billion, compared to €2.6 billion in the prior-year period. The main factors in the build-up were increased inventories and decreased trade payables. Within the Sectors, the largest build- up was in Energy.

ROCE (adjusted) back in target range

On a continuing basis, ROCE (adjusted) climbed to 18.0% in the current quarter, well within the target range of 15% to 20%. In the prior-year quarter, ROCE (adjusted) on a continuing basis was 14.9%.

Pension plan underfunding improves

The underfunding of Siemens‘ pension plans as of December 31, 2013 amounted to €8.0 billion, compared to an underfunding of €8.5 billion at the end of fiscal 2013. Favorable factors including an increase in the discount rate assumption, a positive actual return on plan assets and employer contributions were only partly offset by accrued service and interest costs.

Sectors      5

Energy

Higher profit on sharply reduced burdens year-over-year

Energy generated first-quarter profit of €506 million in a market environment that remained highly competitive. Profit was held back by €67 million in charges related to grid connection projects. A year earlier, total burdens included €28 million in grid-connection charges, a loss of €157 million in the solar business, and €46 million in charges related to compliance with sanctions on Iran. In the current quarter, Power Generation and Wind Power increased their first-quarter profit year-over-year, while Power Transmission posted a higher loss due in part to continuing project execution challenges.

First-quarter revenue for the Sector came in 8% lower than a year ago, and orders were down 2%. On a comparable basis, revenue came in 4% lower and orders rose 3%. Power Generation and Power Transmission posted volume declines compared to the prior-year period. Wind Power increased revenue significantly, and its orders nearly doubled including a major order in the U.S. that is the Division’s largest onshore order ever. This contract win lifted order intake in the Americas region, while Europe/CAME and Asia, Australia reported declines. Revenue declines in Europe/CAME and the Americas more than offset growth in Asia, Australia. The book-to-bill ratio for Energy was 1.25, and its order backlog was €55 billion at the end of the quarter.

Profit stable as revenue and orders decline

Beginning in fiscal 2014, the former Fossil Power Generation and Oil & Gas Divisions are combined into a single Division under the name Power Generation.

First-quarter profit at Power Generation was stable year-over-year at €536 million. For comparison, profit in the prior-year period included €46 million in charges related to compliance with sanctions on Iran. The Division’s service business was able to increase its earnings contribution compared to the prior-year period. In contrast, lower revenue took profit down in the fossil solutions and gas turbine businesses. Revenue for the Division as a whole decreased 15% from the first quarter a year ago, due to a number of factors including a global shift in the markets for gas turbines to low-price countries with fewer turnkey opportunities. On a regional basis, revenue declined in Europe/CAME and the Americas. Order intake was significantly below the level of the prior-year period on declines in all three reporting regions, including Europe/CAME where Power Generation took in a higher volume from large orders, particularly including a combined-cycle power plant in Germany.

Sectors      6

Profit, revenue and orders

climb in strong first quarter

First-quarter profit at Wind Power increased to €63 million year-over-year, lifted by a 15% increase in revenue that included expansion of the Division’s service business compared to a year earlier. For comparison, profit in the prior-year period benefited from positive effects related to project completions and the settlement of a claim related to an offshore wind-farm project.

First-quarter orders nearly doubled compared to the low level of the prior-year period, when demand in the U.S. stalled due to potential expiration of tax incentives. Large orders for wind-farms in Europe/CAME included two major offshore contracts in Germany, while order growth in the Americas included the contract win in the U.S. for the Division’s largest onshore wind order to date.

Continued challenges

at Power Transmission

Power Transmission posted a first-quarter loss of €84 million, due in part to continuing project execution challenges. Charges of €67 million related mainly to grid connections to offshore wind-farms in Germany, resulting from revised estimates of required resources and personnel as well as delays associated with the projects’ complex marine environment. In the same period a year earlier, the Division’s loss of €16 million included grid-connection project charges of €28 million. Profit was also held back by a higher proportion of projects with low or negligible profit margins. As in prior quarters, orders declined year-over-year, due mainly to selective order intake primarily in the solutions business. This in turn held back revenue development compared to the prior-year quarter. On a regional basis, revenue and orders declined in all three reporting regions. The Division expects continuing challenges in coming quarters.

Sectors      7

Healthcare

Solid quarter in tough markets

Healthcare delivered first-quarter profit of €471 million compared to €503 million a year earlier. The decrease includes burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013. The Sector also faced ongoing market challenges, including weak economic conditions in Europe, uncertainty in the healthcare market and an excise tax on medical devices in the U.S., and slowing growth in China.

Profit at Diagnostics came in at €100 million compared to €111 million in the prior-year period. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €41 million in the first quarter. A year earlier, Diagnostics recorded €43 million in PPA effects.

Reported revenue and orders for Healthcare were moderately lower than in the prior-year period, with most businesses and all reporting regions posting declines. On a comparable basis, revenue rose 1% and orders were up 4% compared to the prior-year period. The book-to-bill ratio was 1.03, and Healthcare’s order backlog was €7 billion at the end of the first quarter.

The Diagnostics business reported revenue of €909 million in the first-quarter, a 5% decrease from € 961 million a year earlier including declines in all regions. On a comparable basis, Diagnostics revenue was up 1% compared to the prior-year period.

Sectors      8

Industry

Orders rise, revenue

and profit stabilizing

Industry delivered first-quarter profit of €482 million, down from €506 million in the prior-year period. The decrease includes burdens on profit from currency effects, which are expected to continue based on the strength of the euro compared to fiscal 2013. Higher profit at Industry Automation was more than offset by lower earnings at Drive Technologies, where continuing stagnation in its short-cycle businesses led to a less favorable business mix.

First-quarter revenue came in 2% below the prior-year level, including unfavorable currency translation effects. Order growth of 8% year-over-year was driven by a substantially higher volume from major orders in the Sector’s long-cycle businesses compared to the prior-year period. On a comparable basis, first-quarter revenue was stable year-over-year and orders increased 10%.

On a geographic basis, revenue growth in Europe/CAME was more than offset by a decline in the Americas compared to the first quarter a year ago. Revenue was flat in Asia, Australia despite growth in China. In contrast, orders grew significantly in Asia, Australia, driven by China, and showed a clear increase in the Americas. This order growth was partly offset by a clear decline in Europe/CAME. The Sector’s book-to-bill ratio was 1.07 and its order backlog at the end of the quarter was €10 billion.

Sectors      9

Strong profit performance

on improved business mix

First-quarter profit for Industry Automation rose to €338 million on a more favorable business mix. The Division recorded PPA effects of €11 million related to LMS International NV (LMS), acquired in the second quarter of fiscal 2013. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €35 million in the current quarter compared to €37 million a year earlier.

First-quarter revenue for Industry Automation came in slightly higher year-over-year, with increases in Asia, Australia and Europe/CAME partially offset by a decline in the Americas. Orders rose 7% compared to the prior-year period, on growth in Asia, Australia and the Americas.

Revenue mix holds back

profit development

Profit at Drive Technologies came in at €133 million in the first quarter, substantially below the same period a year earlier, on declines in all businesses. The revenue mix was less favorable, as market conditions held back demand for higher-margin offerings in the Division’s short-cycle businesses.

Revenue was down slightly, primarily including a decline in the Americas due in part to unfavorable currency translation effects. Orders for the Division increased moderately, due mainly to large internal orders. On an organic basis, first-quarter revenue was up 1% and orders grew 6% year-over-year.

Sectors      10

Infrastructure & Cities

Strong start in fiscal 2014

First-quarter profit for Infrastructure & Cities rose to €330 million, on improved results across the Sector. Key factors included improved project execution in the Transportation & Logistics Business, which delivered a profit in the current quarter compared to a loss in the prior-year quarter, when it recorded €116 million in project charges. Sector profit also rose on a more favorable business mix, particularly within Power Grid Solutions & Products. Positive results from the execution of the “Siemens 2014” program were most evident at the Building Technologies Division.

First-quarter orders rose 45% compared to the prior-year period. The increase was due mainly to a sharply higher volume from major orders, including an order worth €1.6 billion for two driverless subway lines in Saudi Arabia, which will be delivered by the Transportation & Logistics and the Power Grid Solutions & Products Businesses. First-quarter revenue rose 5% year-over-year, driven by a double-digit increase in Transportation & Logistics. On a geographic basis, Infrastructure & Cities achieved double-digit increases in orders in all three regions. Higher revenue year-over-year in Asia, Australia and Europe/CAME was slightly offset by a moderate decrease in the Americas. The Sector’s book-to-bill ratio was 1.45 and its order backlog at the end of the quarter was €30 billion.

Profit turns positive,

volume surges

Transportation & Logistics posted a profit of €83 million in the first quarter. For comparison, the loss of €54 million in the prior-year period included the €116 million in project charges mentioned above, related mainly to high-speed trains. Transportation & Logistics recorded PPA effects of €13 million related to its acquisition of Invensys Rail which closed in the third quarter of fiscal 2013.

First-quarter orders rose sharply year-over-year, due mainly to a higher volume from major orders including a large share of the Saudi Arabia order mentioned above. Revenue was up 22% compared to the prior-year period. Progress in executing large rolling stock projects included regulatory approval for high-speed trains in Germany, four of which were delivered to Deutsche Bahn during the current quarter. Growth for both orders and revenue benefited from the acquisition of Invensys Rail between the periods under review.

Sectors      11

Improved business

mix lifts profit

First-quarter profit at Power Grid Solutions & Products rose to €127 million from €100 million a year earlier. The improvement was due mainly to a more favorable business mix. Revenue was down slightly year-over-year, while order growth of 7% was driven by major orders for rail electrification, including a share in the Saudi Arabia order mentioned above. On a comparable basis, revenue was up 4% and orders rose 12%.

On a geographic basis, double-digit order growth in Europe/CAME was partly offset by slight declines in the Americas and Asia, Australia, while revenue growth in Asia, Australia and Europe/CAME was more than offset by a decline in the Americas.

Improved productivity, favorable mix drive profit growth

Building Technologies contributed €115 million to Sector profit in the first quarter, up from €92 million in the same period a year ago. The increase was driven mainly by productivity improvements from successful implementation of the “Siemens 2014” program, and by a more favorable business mix resulting from Building Technologies’ strategy of selective order intake in prior periods. Due in part to this ongoing strategy, first-quarter revenue was 4% lower year-over-year and orders came in near the prior-year level.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Strong profit contribution

from Equity Investments

Profit at Equity Investments was €81 million in the first quarter. For comparison, profit of €122 million a year earlier included €51 million related to Siemens’ stake in NSN. This stake was sold between the periods under review.

Growth strategy continues

at Financial Services

SFS made a solid contribution to profit in the first quarter, with €110 million in income before income taxes compared to €117 million in the prior-year period. SFS also continued to successfully execute its growth strategy despite substantial early terminations of financings and negative currency translation effects. Total assets rose to €18.981 billion from €18.661 billion at the end of fiscal 2013.

Corporate Activities and Outlook      13

Corporate Activities

Corporate items and pensions

Corporate items and pensions reported a loss of €186 million in the first quarter compared to a loss of €166 million in the same period a year earlier. Within these figures, the loss at Corporate items was €88 million compared to a loss of €68 million the prior-year period. Centrally carried pension expense for the first quarter totaled €98 million, unchanged compared to the prior-year period.

Higher gains from

real estate disposals

Income before income taxes at Siemens Real Estate (SRE) was €132 million in the first quarter compared to €45 million in the same period a year earlier. As in the past, income from SRE continues to be highly dependent on disposals of real estate.

Higher results from Eliminations,

Corporate Treasury and other reconciling items

Income before income taxes from Eliminations, Corporate Treasury and other reconciling items increased to €32 million from €20 million in the prior-year quarter. The improvement included higher interest income from liquidity at Corporate Treasury.

Outlook

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net Income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters.

Notes and Forward-Looking Statements       14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Calendar.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation or as alternatives to measures of Siemens’ net assets and financial positions or results of operations as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Beginning today at 07:30 a.m. CET, the press conference at which CEO Joe Kaeser and CFO Dr. Ralf P. Thomas discuss the quarterly figures will be broadcast live at www.siemens.com/pressconference.

Starting today at 08:30 a.m. CET, CEO Joe Kaeser and CFO Dr. Ralf P. Thomas will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall. Recordings of the press conference and the analysts and investors conference will subsequently be made available as well.

Starting today at 10:00 a.m. CET, we will also provide a live video webcast of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Joe Kaeser’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/press/agm. A video of the speeches will be available after the live webcast.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €, per share amounts in €)

	2014	2013
Revenue	17,325	17,925
Cost of sales	(12,086)	(12,738)

Gross profit	5,239	5,187
Research and development expenses	(959)	(994)
Selling and general administrative expenses	(2,594)	(2,601)
Other operating income	315	139
Other operating expenses	(164)	(137)
Income from investments accounted for using the equity method, net	154	95
Interest income	256	233
Interest expenses	(189)	(189)
Other financial income (expenses), net	(92)	(34)

Income from continuing operations before income taxes	1,967	1,700
Income tax expenses	(581)	(550)

Income from continuing operations	1,386	1,150
Income from discontinued operations, net of income taxes	71	64

Net income	1,457	1,214

Attributable to:
Non-controlling interests	25	16
Shareholders of Siemens AG	1,432	1,197
Basic earnings per share
Income from continuing operations	1.61	1.34
Income from discontinued operations	0.08	0.07

Net income	1.70	1.42

Diluted earnings per share
Income from continuing operations	1.60	1.33
Income from discontinued operations	0.08	0.07

Net income	1.68	1.40

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited) For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012 (in millions of €)
	2014	2013
Net income	1,457	1,214
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	376	(95)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(368)	(375)
Available-for-sale financial assets	223	1
Derivative financial instruments	9	74

	(136)	(300)

Other comprehensive income, net of income taxes(1)	240	(395)

Total comprehensive income	1,697	818

Attributable to:
Non-controlling interests	26	2
Shareholders of Siemens AG	1,671	817

(1)	Includes income (expenses) resulting from investments accounted for using the equity method of €(48) million and €(66) million, respectively, for the three months ended December 31, 2013 and 2012 of which €1 million and €(59) million, respectively, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2013 (preliminary and unaudited) and September 30, 2013

(in millions of €)

	12/31/13	09/30/13
ASSETS
Cash and cash equivalents	8,885	9,190
Available-for-sale financial assets	666	601
Trade and other receivables	14,621	14,853
Other current financial assets	3,226	3,250
Inventories	16,060	15,560
Current income tax assets	637	794
Other current assets	1,407	1,297
Assets classified as held for disposal	1,246	1,393

Total current assets	46,748	46,937

Goodwill	17,623	17,883
Other intangible assets	4,889	5,057
Property, plant and equipment	9,608	9,815
Investments accounted for using the equity method	3,085	3,022
Other financial assets	15,760	15,117
Deferred tax assets	3,008	3,234
Other assets	952	872

Total non-current assets	54,924	54,999

Total assets	101,672	101,936

LIABILITIES AND EQUITY
Short-term debt and current maturities of long-term debt	2,883	1,944
Trade payables	6,534	7,599
Other current financial liabilities	1,724	1,515
Current provisions	4,290	4,485
Current income tax liabilities	1,953	2,151
Other current liabilities	18,719	19,701
Liabilities associated with assets classified as held for disposal	418	473

Total current liabilities	36,521	37,868

Long-term debt	18,377	18,509
Post-employment benefits	8,771	9,265
Deferred tax liabilities	527	504
Provisions	3,843	3,907
Other financial liabilities	1,260	1,184
Other liabilities	2,000	2,074

Total non-current liabilities	34,779	35,443

Total liabilities	71,300	73,312

Equity
Issued capital, no par value(1)	2,643	2,643
Capital reserve	5,458	5,484
Retained earnings	24,461	22,663
Other components of equity	131	268
Treasury shares, at cost(2)	(2,837)	(2,946)

Total equity attributable to shareholders of Siemens AG	29,856	28,111

Non-controlling interests	516	514

Total equity	30,372	28,625

Total liabilities and equity	101,672	101,936

(1)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(2)	36,583,797 and 37,997,595 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOWS (preliminary and unaudited)

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €)

	2014	2013
Cash flows from operating activities
Net income	1,457	1,214
Adjustments to reconcile net income to cash flows from operating activities — continuing operations
Income from discontinued operations, net of income taxes	(71)	(64)
Amortization, depreciation and impairments	612	644
Income tax expenses	581	550
Interest (income) expenses, net	(67)	(44)
(Gains) losses on disposals of assets related to investing activities, net(1)	(126)	(37)
Other (income) losses from investments(1)	(154)	(83)
Other non-cash (income) expenses	268	129
Change in assets and liabilities
Inventories	(682)	(447)
Trade and other receivables	70	(684)
Trade payables	(962)	(1,479)
Other assets and liabilities	(1,054)	(323)
Additions to assets leased to others in operating leases	(79)	(92)
Income taxes paid	(423)	(569)
Dividends received	102	25
Interest received	227	216

Cash flows from operating activities — continuing operations	(303)	(1,044)
Cash flows from operating activities — discontinued operations	(36)	68

Cash flows from operating activities — continuing and discontinued operations	(339)	(976)
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(355)	(372)
Acquisitions of businesses, net of cash acquired	1	(29)
Purchase of investments(1)	(104)	(85)
Purchase of current available-for-sale financial assets	(74)	(6)
Change in receivables from financing activities	(597)	(119)
Disposal of investments, intangibles and property, plant and equipment(1)	193	56
Disposal of businesses, net of cash disposed	12	(41)
Disposal of current available-for-sale financial assets	20	20

Cash flows from investing activities — continuing operations	(905)	(576)
Cash flows from investing activities — discontinued operations	(71)	(56)

Cash flows from investing activities — continuing and discontinued operations	(976)	(632)
Cash flows from financing activities
Purchase of treasury shares	—	(1,219)
Other transactions with owners	(6)	(4)
Repayment of long-term debt (including current maturities of long-term debt)	(5)	(8)
Change in short-term debt and other financing activities	1,138	(21)
Interest paid	(78)	(123)
Dividends attributable to non-controlling interests	(4)	(42)
Financing discontinued operations(2)	(107)	6

Cash flows from financing activities — continuing operations	938	(1,412)
Cash flows from financing activities — discontinued operations	107	(12)

Cash flows from financing activities — continuing and discontinued operations	1,045	(1,424)
Effect of changes in exchange rates on cash and cash equivalents	(53)	(43)
Change in cash and cash equivalents	(323)	(3,075)
Cash and cash equivalents at beginning of period	9,234	10,950

Cash and cash equivalents at end of period	8,911	7,875
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	25	52

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	8,885	7,823

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of investments includes certain loans to investments accounted for using the equity method.

(2)	Discontinued operations are financed generally through Corporate Treasury.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012 and as of September 30, 2013

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	12/31/13	9/30/13	2014	2013	2014	2013	2014	2013
Sectors
Energy	7,217	7,372	5,717	6,240	65	63	5,782	6,303	506	410	2,902	1,621	(702)	(790)	71	73	122	144
Healthcare	3,199	3,286	3,087	3,246	7	5	3,094	3,252	471	503	11,005	11,023	288	225	71	52	148	162
Industry	4,611	4,289	3,949	4,044	370	367	4,319	4,411	482	506	6,899	6,549	79	201	57	54	147	139
Infrastructure & Cities	6,323	4,364	4,221	3,983	143	158	4,364	4,141	330	141	5,363	4,973	(103)	(366)	44	49	72	68

Total Sectors	21,350	19,311	16,974	17,512	585	594	17,559	18,106	1,789	1,560	26,169	24,166	(438)	(730)	244	228	488	513
Equity Investments	—	—	—	—	—	—	—	—	81	122	2,752	2,488	(4)	—	—	—	—	—
Financial Services (SFS)	226	203	183	192	44	12	226	203	110	117	18,981	18,661	106	95	9	43	51	58
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	61	67	58	64	3	3	61	67	10	1	(289)	(267)	35	(17)	2	—	1	1
Siemens Real Estate (SRE)	587	600	61	75	526	525	587	600	132	45	4,626	4,747	(74)	(93)	83	87	61	65
Corporate items and pensions	83	126	49	82	35	45	83	126	(186)	(166)	(10,502)	(11,252)	(339)	(435)	18	15	18	18
Eliminations, Corporate Treasury and other reconciling items	(1,472)	(1,134)	—	—	(1,192)	(1,178)	(1,192)	(1,178)	32	20	59,936	63,393	56	(235)	(1)	—	(8)	(9)

Siemens	20,836	19,173	17,325	17,925	—	—	17,325	17,925	1,967	1,700	101,672	101,936	(658)	(1,416)	355	372	612	645

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2014	2013	% Change		therein		2014	2013	% Change		therein		2014	2013	% Change	2014	2013
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adjus- ted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	7,217	7,372	(2)%	3%	(4)%	0%	5,782	6,303	(8)%	(4)%	(4)%	0%	506	410	23%	8.8%	6.5%
therein:
Power Generation	3,825	4,598	(17)%	(12)%	(4)%	(1)%	3,224	3,794	(15)%	(11)%	(3)%	0%	536	531	1%	16.6%	14.0%
Wind Power	2,258	1,162	94%	100%	(6)%	0%	1,310	1,137	15%	20%	(6)%	0%	63	52	20%	4.8%	4.6%
Power Transmission	1,189	1,386	(14)%	(9)%	(5)%	0%	1,267	1,384	(8)%	(3)%	(5)%	0%	(84)	(16)	>(200)%	(6.6)%	(1.2)%
Healthcare Sector	3,199	3,286	(3)%	4%	(7)%	0%	3,094	3,252	(5)%	1%	(6)%	0%	471	503	(6)%	15.2%	15.5%
therein:
Diagnostics	909	961	(5)%	1%	(6)%	0%	909	961	(5)%	1%	(6)%	0%	100	111	(10)%	11.0%	11.6%
Industry Sector	4,611	4,289	8%	10%	(3)%	1%	4,319	4,411	(2)%	0%	(3)%	1%	482	506	(5)%	11.2%	11.5%
therein:
Industry Automation	2,102	1,961	7%	7%	(4)%	3%	2,017	1,995	1%	2%	(4)%	3%	338	313	8%	16.8%	15.7%
Drive Technologies	2,321	2,253	3%	6%	(3)%	0%	2,044	2,092	(2)%	1%	(3)%	0%	133	169	(21)%	6.5%	8.1%
Infrastructure & Cities Sector	6,323	4,364	45%	45%	(5)%	5%	4,364	4,141	5%	4%	(4)%	5%	330	141	133%	7.6%	3.4%
therein:
Transportation & Logistics	3,233	1,357	138%	129%	(7)%	16%	1,672	1,370	22%	10%	(4)%	16%	83	(54)	n/a	5.0%	(3.9)%
Power Grid Solutions & Products	1,820	1,709	7%	12%	(5)%	0%	1,408	1,435	(2)%	4%	(5)%	0%	127	100	27%	9.0%	6.9%
Building Technologies	1,347	1,367	(1)%	1%	(3)%	0%	1,340	1,402	(4)%	(2)%	(3)%	0%	115	92	24%	8.6%	6.6%

Total Sectors	21,350	19,311	11%	14%	(5)%	1%	17,559	18,106	(3)%	0%	(4)%	1%	1,789	1,560	15%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the first three months of fiscal 2014 and 2013 ended December 31, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Sectors
Energy Sector	506	410	28	(77)	(13)	(8)	490	495	26	27	95	116	612	638	10.6%	10.1%
therein:
Power Generation	536	531	8	14	(7)	(6)	535	523	15	17	49	53	599	593
Wind Power	63	52	2	(3)	(5)	(1)	65	56	8	6	25	21	97	83
Power Transmission	(84)	(16)	7	5	(2)	(2)	(89)	(19)	3	3	21	26	(64)	10
Healthcare Sector	471	503	2	2	4	—	465	501	71	83	77	79	613	663	19.8%	20.4%
therein:
Diagnostics	100	111	—	—	3	3	97	108	47	51	50	53	193	212
Industry Sector	482	506	—	2	(1)	(2)	483	507	74	64	73	76	630	646	14.6%	14.7%
therein:
Industry Automation	338	313	—	—	—	(1)	339	314	61	49	27	27	427	391
Drive Technologies	133	169	—	2	(1)	(1)	133	168	11	12	42	45	187	226
Infrastructure & Cities Sector	330	141	10	12	(3)	(4)	323	133	32	29	39	39	395	201	9.0%	4.8%
therein:
Transportation & Logistics	83	(54)	7	9	(2)	(2)	79	(61)	17	3	13	10	108	(48)
Power Grid Solutions & Products	127	100	2	2	(1)	(1)	125	98	5	9	16	17	146	124
Building Technologies	115	92	1	—	(1)	(1)	115	93	10	16	10	11	135	121
Total Sectors	1,789	1,560	41	(62)	(13)	(14)	1,761	1,636	204	201	284	310	2,249	2,148

Equity Investments	81	122	75	133	4	(11)	1	—	—	—	—	—	1	—
Financial Services (SFS)	110	117	24	25	145	110	(60)	(18)	1	1	50	57	(9)	41
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	10	1	14	1	(1)	—	(4)	1	—	1	—	—	(3)	2
Siemens Real Estate (SRE)	132	45	—	—	(27)	(28)	159	73	—	—	61	65	220	138
Corporate items and pensions	(186)	(166)	—	—	(185)	(78)	(1)	(87)	5	4	14	13	17	(70)
Eliminations, Corporate Treasury and other reconciling items	32	20	—	(1)	51	32	(19)	(11)	—	—	(8)	(9)	(27)	(20)

Siemens	1,967	1,700	154	95	(24)	10	1,837	1,594	210	208	402	436	2,449	2,239

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes.

For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €— million and €— million for the first three months ended December 31, 2013 and 2012, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, January 28th, 2014

Siemens plans to delist its ADRs from NYSE

•	Delisting due to change in the behavior of investors

•	Transparency and first class corporate governance continue to be priority

•	Financial Reporting should be simplified

•	CFO Ralf P. Thomas: “Our commitment to the US and the importance of this market remains unchanged for Siemens.”

Siemens AG is planning to delist its American Depositary Receipts (ADR) from the New York Stock Exchange (NYSE). In addition Siemens intends to terminate its reporting obligations (deregistration) to the American Securities and Exchange Commission (SEC). The Managing Board has made this decision in its meeting on January 27th, 2014.

The goal of the delisting and deregistration is to address the change in the behavior of its investors. As a consequence processes of financial reporting are simplified and efficiency is improved. The trading of Siemens shares is nowadays conducted predominantly in Germany and via electronic trading platforms (‘over-the-counter’). Trading volume of Siemens shares in the USA is low, amounting to significantly less than 5% of its global trading volume in the year 2013.

Independent from the delisting the high standards of transparency in the financial reporting and the first class corporate governance will continue to be top priority at Siemens. Ralf P. Thomas, Chief Financial Officer of Siemens stated: “Our internationally oriented shareholder base continues to be a very high priority for Siemens. But Frankfurt and the electronic trading platforms over-the-counter are clearly the most important trading venues for our shares, including our US investors. Our commitment for the US and the importance of this market remains unchanged. In addition to a reduction of our trading venues, we expect the delisting to result in a significant increase of efficiency and a reduction of complexity in our financial reporting”.

Siemens AG Wittelsbacherplatz 2, 80333 Munich, Germany Communications and Government Affairs Head: Stephan Heimbach

Siemens AG	Press Release

Siemens intends to apply for the delisting shortly. Siemens will, irrespective of the delisting, continue to intensively engage in an open and direct dialogue with its US investors. Siemens plans to continue its American Depositary Receipt Program on the basis of a so-called “sponsored Level I-Program”. This program allows for investors to continue holding Siemens shares in the form of ADR. Once Siemens has delisted from the NYSE, Siemens will apply for deregistration with the SEC and for termination of its reporting obligations under the U.S. Securities Exchange Act of 1934.

The delisting will have no effect on the strategic orientation or the presence in the US. Fifteen percent of the Siemens employees are working there. In fiscal 2013 revenue in USA accounted for around one fifth of the worldwide revenue. Siemens operates more than 100 manufacturing and more than 60 Research & Development sites in the US.

Contact for journalists:

Marc Langendorf, phone: +49 89 636 41360

E-mail: marc.langendorf@siemens.com

Follow us on Twitter at: www.twitter.com/siemens_press

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 28, 2014	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling